                           Filed by Apex Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12
                           Under the Exchange Act of 1934
                           Subject Companies: Cybex Computer Products
                              Corporation (Commission File No. 000-26496); and Aegean Sea Inc. (no Commission File No.)

LETTER TO ALL EMPLOYEES

TO:               ALL EMPLOYEES
FROM:             KEVIN J. HAFER
DATE:             MARCH 8, 2000
SUBJECT:          APEX AND CYBEX MERGER

Today we are announcing some very exciting news for Apex and its employees and customers around the world. We have signed a definitive agreement with Cybex whereby both companies will be merged and joined to create a new, combined company. The new company will be the leading global provider of solutions for managing data centers and Internet hosting sites around the world! The boards of directors from both Apex and Cybex have unanimously approved the merger.

Our next step requires the filing of several government-required documents and shareholder approval by both companies at specially called shareholder meetings. The merger will become effective after receiving the approval of both companies' shareholders and various government agencies. We expect the merger to be completed no later than the third quarter of 2000.

After the merger is completed, we will be one publicly-held company whose shares will be traded on the NASDAQ exchange. Analysts estimate this new company will have revenues of over $250 million in calendar year 2000. The new company's corporate headquarters will be in Huntsville, Alabama, with international headquarters in Shannon, Ireland. Our Redmond office will continue as a fully functional facility, managed by Barry Harmon. Barry will also join the combined Board of Directors.

Steve Thornton will serve as president and CEO of the new organization. I will be stepping away from the company after the merger. The past ten years represents an outstanding achievement: growing a business from an idea to over $100 million in sales and almost $1 billion in stock market value.

What does this mean for you? First of all, WE WILL CONTINUE TO OPERATE AS USUAL UNTIL THIS MERGER HAS BEEN APPROVED AND FINALIZED. The Apex management team will remain in place and stay focused on achieving our pre-existing goals. Again, until this transaction is finalized and the merger is completed, there will be no change to any of our business procedures. For example, your payroll, retirement and benefits programs will continue to be administrated just as they are today. We will continue to operate in a "business as usual" mode at Apex.

I believe that the merger of these two excellent companies will make us stronger and better positioned for the future than either of us could have been separately. We anticipate that the combined strengths of the two companies will result in new jobs and create many new opportunities for us and for our communities around the world. In order to be successful, the transition to the new company will require continued dedication and effort from each of you. The management team and I will make every effort to keep you informed of our progress over the next few weeks and months.

I am sure you will receive many questions from customers, suppliers, friends and business contacts. While all the details are not yet in place, we certainly believe the merger will allow the combined company to be in the best position to provide solutions to our customers for managing their rapidly changing network and Internet infrastructure needs. Please help us convey that message throughout our organization and to our associates outside the company.

This merger represents the accomplishment of a major strategic objective for us. It will strengthen our financial position, improve our ability to serve our customers, and provide additional opportunities for continued growth in our markets around the world. In the meantime, we are depending on each of you to continue to stay focused on meeting our current goals and objectives. If you have any questions, do not hesitate to talk with me, Barry or Sam. If you receive any calls from the media, please direct them to Barry Harmon at (425) 497-5594.

Kevin J. Hafer, Chairman, President and CEO

APEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM APEX'S SHAREHOLDERS OR THOSE OF CYBEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN APEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1998. THIS
DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT www.sec.gov AND FROM THE APEX CONTACT LISTED BELOW.

CYBEX, ITS OFFICERS AND DIRECTORS AND THE NEW PARENT COMPANY IN THE PROPOSED MERGER MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM CYBEX'S SHAREHOLDERS OR THOSE OF APEX WITH RESPECT TO THE TRANSACTIONS DESCRIBED ABOVE. INFORMATION REGARDING SUCH OFFICERS AND DIRECTORS IS INCLUDED IN CYBEX'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED MARCH 31, 1999. THIS DOCUMENT IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT www.sec.gov AND FROM THE CYBEX CONTACT LISTED BELOW.

SHAREHOLDERS OF APEX AND CYBEX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY THE NEW PARENT COMPANY IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT www.sec.gov.